SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

THE GREATER CHINA FUND, INC.

(Name of Subject Company (Issuer))

THE GREATER CHINA FUND, INC.

(Name of Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

39167B102

(CUSIP Number of Class of Securities)

Deborah A. Docs

c/o Prudential Investments LLC

Gateway Center Three

100 Mulberry Street

Newark, NJ 07102

(973) 367-7521

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

William G. Farrar, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

Calculation of Filing Fee

Transaction valuation *	Amount of filing fee *
Not applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

The Greater China Fund, Inc. (NYSE: GCH) Announces Approval of

Aberdeen Asset Management Asia Limited as Investment Manager and Plan to

Commence Tender Offer

New York, New York, January 8, 2013 — The Greater China Fund, Inc. (NYSE: GCH) (the “Fund”) announced today that Fund stockholders have approved Aberdeen Asset Management Asia Limited (“Aberdeen”) as the Fund’s new investment manager at the Special Meeting of Stockholders of the Fund (the “Special Meeting”) held earlier today.

Additionally, as a result of Aberdeen’s approval by stockholders, and pursuant to the Fund’s previously announced agreement between the Fund and City of London Investment Management Limited (“CLIM”), the Fund’s largest stockholder, the Fund announced that it intends to commence promptly an issuer tender offer to acquire in exchange for cash up to 70% of the Fund’s issued and outstanding shares at a price per share equal to 99% of the Fund’s net asset value per share as determined by the Fund on the next business day following the expiration date of the tender offer (the “Tender Offer”). CLIM has agreed with the Fund to tender all of the Fund shares it beneficially owns in the Tender Offer and in the event that CLIM is able to tender all of the Fund shares it beneficially owns, CLIM has agreed that it will enter into a “standstill agreement” with the Fund for one year following the completion of the Tender Offer. Under the standstill agreement, CLIM will be permitted to be a passive investor in the Fund and to purchase shares of the Fund for investment purposes only. The Fund has further agreed with CLIM that if 75% or more of the Fund’s outstanding shares have been tendered and not withdrawn in the Tender Offer, then the Tender Offer will be cancelled, the Board of Directors will recommend that the Fund be liquidated and the Fund will proceed to solicit proxies from stockholders for the liquidation and dissolution of the Fund immediately thereafter.

The above statements are not intended to constitute an offer to participate in the Tender Offer. Information about the Tender Offer, including its commencement, will be announced via future press releases. Stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The Tender Offer will be made only by an Offer to Repurchase, a related Letter of Transmittal and other documents, to be filed with the Securities and Exchange Commission (the “SEC”). Stockholders of the Fund should read the

Offer to Repurchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the Tender Offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund.

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, shares of closed-end funds are sold in the open market through a share exchange. Shares of closed-end funds frequently trade at a discount to the net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the Fund’s shares in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.